Filed Pursuant to Rule 433
Registration No. 333-143688
COOPER US, INC.
6.10% Senior Notes due 2017
guaranteed by
COOPER INDUSTRIES, LTD.
(and specified subsidiaries)
Final Term Sheet
June 13, 2007

Issuer:	Cooper US, Inc.
Guarantors:	Cooper Industries, Ltd., Cooper B-Line, Inc.,
Cooper Bussmann, Inc., Cooper Crouse-Hinds, LLC,
Cooper Lighting, Inc., Cooper Power Systems, Inc.
and Cooper Wiring Devices, Inc.

Size:	$300,000,000
Maturity:	July 1, 2017
Coupon (Interest Rate):	6.10%
Yield to Maturity:	6.107%
Spread to Benchmark Treasury:	+88 basis points
Benchmark Treasury:	UST 4-1/2% due May 15, 2017
Benchmark Treasury Price and Yield:	94-13+; 5.227%
Interest Payment Dates:	January 1 and July 1, commencing January 1, 2008
Redemption Provision:	Make Whole Call - UST +15
Redemption for Changes in Withholding Taxes - Par

Price to Public:	99.945%
Settlement Date:	June 18, 2007
Ratings:	Moody’s: A3/S&P: A/Fitch: A
CUSIP:	216871 AC7
Book-Running Managers:	Banc of America Securities LLC
Wachovia Capital Markets, LLC
Co-Managers:	Citigroup Global Markets Inc.
Deutsche Bank Securities Inc.
Greenwich Capital Markets Inc.
J.P. Morgan Securities Inc.
PNC Capital Markets LLC
UBS Securities LLC
The issuer and the guarantors have filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, Banc of America Securities LLC can arrange to send you the prospectus if you request it by calling or e-mailing Banc of America Securities LLC at 1-800-294-1322 or
dg.prospectus_distribution@bofasecurities.com or by contacting Wachovia Capital Markets, LLC at 1-866-289-1262 or by e-mail at: syndicate.ops@wachovia.com.